

May 11, 2023

Julie Zeiler
Chief Financial Officer
IRobot Corporation
8 Crosby Drive
Bedford , MA 01730

      Re: IRobot Corporation
           Form 10-K for the fiscal year ended December 31, 2022
           Filed February 14, 2023
           File No. 001-36414

Dear Julie Zeiler:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.   We note you present non-GAAP financial measures you identify as Non-GAAP Gross Margin and Non-GAAP Operating Margin but you do not present the most directly comparable GAAP measures, Gross Margin and Operating Margin, with equal or greater prominence. For each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.

2.   We note you exclude IP litigation expense, net from Non-GAAP Operating (Loss) Income, Non-GAAP Operating Margin, Non-GAAP (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. Since it appears legal costs are normal, recurring, cash

operating expenses, it is not clear how you determined that eliminating these expenses from non-GAAP performance measures is appropriate or complies with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please more fully explain to us why you believe this adjustment is appropriate or tell us how you plan to revise non-GAAP financial measures in future filings. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.

3. We note you present non-GAAP financial measures you identify as Non-GAAP Net (Loss) Income and Non-GAAP Net (Loss) Income per diluted share. We also note your disclosure that you reassess the need for any tax valuation allowance recorded based on non-GAAP profitability and you eliminated the effect of the GAAP tax valuation allowance you recorded for the US from the non-GAAP financial measures noted above. Please more fully explain to us, and revise future filings to clarify, how you determined your non-GAAP financial measures comply with Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please specifically address how and explain why you determined it was appropriate to record a tax valuation allowance on a GAAP basis but to not record a tax valuation allowance on a non-GAAP basis, including if and how you determined realization of the tax benefits recorded on a non-GAAP basis are more likely than not. This comment is also applicable to disclosures in Earnings Releases filed under Form 8-K and quarterly filings on Form 10-Q.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Anne McConnell, Staff Accountant at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing